Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

January 22, 2024

Via EDGAR

Ms. Rebekah Reed

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Re:	Epsium Enterprise Limited

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted December 29, 2023

CIK No. 0001883437

Dear Ms. Reed and Mr. King:

This letter is in response to the letter dated January 11, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Epsium Enterprise Limited (the “Company”, “we”, or “our”) relating to the public filing of the draft Registration Statement on Form F-1 with the Commission on December 29, 2023 in connection with its application for a listing on the Nasdaq Capital Market (the “Proposed Listing”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No.1 to Draft Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form F-1 filed December 29, 2023

Cover Page

1.	We note your response to comment 2 in our letter dated December 7, 2023 and revised disclosure in the eighth paragraph on the cover page. Please further revise to specify that it is the “various legal and operational risks” associated with operations in China, should they become applicable to your operations, that “could result in a material change in [y]our operations and/or the value of the securities [you] are registering for sale or could significantly limit or completely hinder [y]our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

Response:

In response to the Staff’s comments, we revised the eighth paragraph on the Cover Page of the Registration Statement.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

Description of Share Capital, page 102

2.	Article 8.21 of the Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2 states, “Until the consummation of the Company’s IPO, any action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing...Following the Company’s IPO, any action required or permitted to be taken by the Members of the Company must be effected by a meeting of the Company...” This appears to conflict with the statement on page 103 that shareholder action “may be affected by a resolution in writing” and your disclosure on page 108 that shareholders “may approve corporate matters by way of a written resolution without a meeting...” Please revise this disclosure to reflect the rights regarding action by written resolution that your shareholders will have upon consummation of the initial public offering.

Response:

In response to the Staff’s comments, we revised the disclosure in relation to shareholders’ written resolutions under the heading “Voting rights” on page 103 and “Shareholder action by written consent” on page 108 of the Registration Statement to remove the inconsistency with Article 8.21 of the Amended and Restated Memorandum and Articles of Association. An amendment is also made to the last sentence of Article 8.21 of the Amended and Restated Memorandum and Articles of Association, which is filed as Exhibit 3.2 of the Registration Statement.

General

3.	We note your response to prior comments 3 and 6 in our letter dated December 7, 2023 and revised disclosure indicating your belief that Epsium HK and Luz are compliant with applicable Hong Kong and Macau laws and regulations, respectively. In this disclosure, you specifically reference Hong Kong and Macau laws and regulations relating to data privacy and unfair competition/anti-monopoly. Please supplement your cover page disclosure with a statement as to whether and how these particular laws and regulations have or may impact your ability to conduct business, accept foreign investment, or list on a U.S. or foreign exchange. In your “Risk Factors Related to Doing Business in Macau,” add a risk factor acknowledging the Hong Kong and Macau laws and regulations that result in oversight over data security and whether and how this oversight impacts your business and the offering. State in this risk factor, as you have on the cover page, that you believe Epsium HK and Luz are in compliance with data security laws in Hong Kong and Macau, to the extent applicable.

Response:

In response to the Staff’s comments, we (i) supplemented our cover page disclosure with statements as to our belief that laws and regulations relating to data privacy and anti-monopoly in Hong Kong and Macau, respectively, do not currently have any impact on our ability to conduct business, accept foreign investment, or list on a U.S. or foreign exchange and (ii) added a risk factor entitled “Risks Factors – Risks Related to Doing Business in Macau – We are subject to Hong Kong and Macau laws and regulations that are generally applicable to Hong Kong entities and Macau entities, including Hong Kong and Macau laws and regulations that result in oversight over data security” on page 26 of the Registration Statement.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Laura Hemmann, Esq., of King & Wood Mallesons LLP, at (347) 926 7542.

Sincerely,

/s/ Son I Tam
Name:	Son I Tam
Title:	Chief Executive Officer, Chief Financial Officer, and Chairman

cc: Laura Hemmann, Esq.

King & Wood Mallesons LLP

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